Exhibit 99.1

SETTLEMENT AGREEMENT

THIS SETTLEMENT AGREEMENT (“Agreement”), dated as of September 3, 2010, is made by and between Orchid Cellmark Inc., a Delaware corporation (“ORCH” or the “Company”), and the entities and natural persons listed on Schedule A hereto (collectively, the “Accipiter Group”) (each of the Company and the Accipiter Group, a “Party” to this Agreement, and collectively, the “Parties”).

WHEREAS, the Accipiter Group is the beneficial owner of 3,923,498 shares of common stock, $0.001 par value, of the Company (the “Common Stock”), or approximately 13.09% of the Common Stock issued and outstanding on the date hereof;

WHEREAS, the Accipiter Group has nominated certain individuals for election to the Board of Directors of the Company (the “Board”) at the 2010 annual meeting of stockholders of the Company (the “2010 Annual Meeting”); and

WHEREAS, ORCH and the Accipiter Group have each respectively determined that the respective best interests of ORCH and the Accipiter Group would be served by the Accipiter Group not engaging in a solicitation of proxies for the election of directors in opposition to the nominees of the Board, and the other arrangements set forth herein.

NOW, THEREFORE, in consideration of the promises, mutual representations, warranties, covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, and intending to be legally bound, the Parties hereto hereby agree as follows:

1.           Representations and Warranties of the Accipiter Group.  The Accipiter Group hereby represents, warrants and agrees that (a) it has full legal right, power and authority to execute, deliver and perform this Agreement, and consummate the transactions contemplated hereby, (b) the execution and delivery of this Agreement, and the consummation by the Accipiter Group of the transactions contemplated hereby have been duly authorized by all necessary corporate and limited partnership actions, and (c) this Agreement constitutes valid, legal and binding obligations of the Accipiter Group, enforceable against it in accordance with its terms, except that such enforcement may be subject to bankruptcy, insolvency, reorganization, moratorium (whether general or specific) or other laws now or hereafter in effect.  The performance of the terms of this Agreement shall not conflict with, constitute a violation of, or require any notice or consent under, the organizational documents of the Accipiter Group or any agreement or instrument to which the Accipiter Group is a party or by which the Accipiter Group is bound, and shall not require any consent, approval or notice under any provision of any judgment, order, decree, statute, rule or regulation applicable to the Accipiter Group.

2.           Representations and Warranties of ORCH.  ORCH hereby represents and warrants to the Accipiter Group that (a) this Agreement has been duly authorized, executed and delivered by ORCH, and is a valid and binding obligation of ORCH, enforceable against ORCH in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws generally affecting the rights of creditors and subject to general equity principles; (b) the execution of this Agreement, the consummation of any of the transactions contemplated hereby, and the fulfillment of the terms hereof, in each case in accordance with the terms hereof, will not (1) conflict with, result in a breach or violation of, constitute a default (or an event which with notice or lapse of time or both could become a default) under or pursuant to, result in the loss of a material benefit or give any right of termination, amendment, acceleration or cancellation under, or result in the imposition of any lien, charge or encumbrance upon any property or assets of ORCH or any of its subsidiaries pursuant to any law, any order of any court or other agency of government, ORCH’s Restated Certificate of Incorporation, as amended (the “Certificate”), ORCH’s Third Amended and Restated Bylaws (as they may be amended from time to time after the date hereof, the “Bylaws”), or the terms of any indenture, contract, lease, mortgage, deed of trust, note agreement, loan agreement or other agreement, obligation, condition, covenant or instrument to which ORCH is a party or bound or to which its property or assets is subject or (2) trigger any “change of control” provisions in any agreement to which ORCH is a party; and (c) no consent, approval, authorization, license or clearance of, or filing or registration with, or notification to, any court, legislative, executive or regulatory authority or agency is required in order to permit ORCH to perform its obligations under this Agreement, except for such as have been obtained.

3.           Directorships.

(a)           ORCH shall not nominate for re-election as Class I directors at the 2010 Annual Meeting the three (3) individuals disclosed as serving as Class I directors in the Company’s proxy statement for its 2009 annual meeting of stockholders.

(b)           ORCH shall, as soon as practicable following the execution of this Agreement and prior to the 2010 Annual Meeting, take all actions necessary and appropriate to effectuate the following:

(i)           invite each stockholder of the Company that beneficially owns at least five percent (5%) of the issued and outstanding shares of Common Stock of the Company on the date of execution of this Agreement (each, a “Major Stockholder”), other than the Accipiter Group, to propose to the Board one (1) individual who is directly affiliated with such Major Stockholder (i.e., such individual has the power to vote or dispose of the shares of the Company held by the Major Stockholder) for nomination for election to the Board at the 2010 Annual Meeting as a member of the Company’s slate of directors;

(ii)           subject to Sections 3(b)(iii) and (iv), two (2) individuals proposed by the Accipiter Group (the “Accipiter Nominees”) will be nominated for election at the 2010 Annual Meeting, as members of the Company’s slate of directors, to serve as Class I directors of the Company for three-year terms ending in 2013.  If the Board determines that one or both of the Accipiter Nominees proposed initially by the Accipiter Group do not possess the qualifications, qualities and skills necessary to be considered for election to the Board, the Accipiter Group will have the opportunity to propose additional individuals until a total of two (2) qualified individuals are identified.  Subject to the Board’s good faith exercise of its fiduciary duties to all stockholders, the acceptance of any persons proposed by the Accipiter Group will not be unreasonably withheld. The Company will recommend and use the same efforts to support and solicit proxies for the election of the Accipiter Nominees as it has in respect of the Company’s nominees at previous annual meetings of stockholders;

(iii)            all of the members of the Board and any nominating committee of the Board (the “Nominating Committee”) will review the credentials of all persons put forth as possible nominees in order to determine, in the exercise of their fiduciary duties to all stockholders, that each such individual possesses the qualifications, qualities and skills necessary to be considered for election to the Board; and

(iv)           nominate for election at the 2010 Annual Meeting those candidates that it determines, in the exercise of its fiduciary duties to all stockholders, possess the qualifications, qualities and skills necessary to be members of the Board.

(v)            The Company will keep the Accipiter Group reasonably informed of its intentions and progress regarding the addition of any persons to be nominated and included in the proposed Company slate of nominees for election at the 2010 Annual Meeting.

(c)           If only the Accipiter Nominees are identified within the timeframe for nominations set forth in the Company’s notice for the 2010 Annual Meeting the size of the Board will, subject to Section 3(g), be reduced to six (6) by the Board immediately after the 2010 Annual Meeting.  In the event a nominee other than the Accipiter Nominees is suggested for election to the Board at the 2010 Annual Meeting, the Accipiter Group shall have the option, in its sole discretion, to reduce the number of nominees to be nominated by the Accipiter Group for election to the Board at the 2010 Annual Meeting from two (2) to one (1).   In the event such option is exercised by the Accipiter Group, the size of the Board will, subject to Section 3(g), be reduced to six (6) by the Board immediately after the 2010 Annual Meeting.

(d)           ORCH agrees that:

(i)           if at any time prior to the date that is six (6) months after the one-year anniversary of the 2010 Annual Meeting,  an Accipiter Nominee, if elected to the Board, resigns or is otherwise unable to serve as a director or is removed for cause as a director, the Accipiter Group will have the right to designate and substitute a person or persons for appointment to the Board as a replacement director, subject to evaluation and determination by the remaining members of the Nominating Committee and the Board using the standards described in Section 3(b)(iii). Subject to the Nominating Committee’s and the Board’s good faith exercise of its fiduciary duties to all stockholders, the acceptance of any replacement director(s) recommended by the Accipiter Group will not be unreasonably withheld.  In the event the Board does not accept a replacement director recommended by the Accipiter Group, the Accipiter Group will have the right to recommend additional replacement director(s) for consideration.  Any replacement director that has been recommended by the Nominating Committee and the Board will be appointed to the Board no later than five (5) business days after the Board’s recommendation of such replacement director; and

(ii)           if at any time after the date that is six (6) months after the one-year anniversary date of the 2010 Annual Meeting, but prior to the Company’s 2013 annual meeting of stockholders, an Accipiter Nominee, if elected to the Board, resigns or is otherwise unable to serve as a director or is removed for cause as a director, the Company shall notify the Accipiter Group of such event and give the Accipiter Group five (5) business days to recommend a person or persons for consideration by the Board and the Nominating Committee as a replacement director for such vacancy.  The Board and the Nominating Committee shall not appoint a replacement director for such vacancy until it has reviewed any such recommendation of the Accipiter Group.

(e)           Each of the Accipiter Nominees, if elected, will be governed by and have the same protections, duties and obligations regarding confidentiality, conflicts of interests, fiduciary duties, trading and disclosure policies and other governance practices and guidelines, and shall have the same rights and benefits, including, but not limited to, with respect to insurance, indemnification, compensation and fees, as are generally applicable to any non-employee directors of ORCH.

(f)           The members of the Nominating Committee and the Board will continue to exercise their fiduciary duties to all shareholders in the identification and selection of all nominees for the Company slate of director nominees for election at the 2010 Annual Meeting.

(g)           This Agreement will in no way preclude, restrict or limit any shareholder of the Company from proposing candidates for nomination for election to the Board at the 2010 Annual Meeting.

4.           Annual Meeting.

(a)           The Company shall use commercially reasonable efforts to hold the 2010 Annual Meeting during the month of November 2010, taking into consideration the process for nominating qualified Accipiter Nominees and the obligation of the Company to provide all of its stockholders with at least thirty (30) days to propose individuals for nomination to the Board.

(b)           The Company shall hold the 2012 annual meeting of stockholders (the “2012 Annual Meeting”) no earlier than June 2012 and shall provide the Accipiter Group written notice of such meeting date at least seven (7) days prior to the date that an ORCH stockholder may first submit a notice of nomination for the election of directors at the 2012 Annual Meeting pursuant to applicable law and the Bylaws.

5.           Corporate Governance.

(a)           As soon as practicable following the 2010 Annual Meeting, the Board will engage a third party compensation consultant to conduct a director compensation study to review the Company’s current structure with respect to the compensation of the Board.

(b)           As soon as practicable (and no later than forty-five (45) days) following the date of the 2010 Annual Meeting, the Board will take such actions as may be reasonably necessary to develop and implement compensation and stock ownership guidelines applicable to the Board based upon the recommendations of the compensation study, subject to the review and approval of the recommendations by the Board.  Compensation guidelines shall evaluate the compensation of directors over an entire three-year term of service.  Stock ownership guidelines shall take into account the time of service of each member of the Board. Any failure of a member of the Board to comply with the new guidelines may not be remedied through the grant by the Company of additional shares of restricted stock or options, nor through the payment by the Company for future or past services in lieu of cash. The guidelines will obligate all members of the Board to be in compliance with said guidelines within the earlier of nine (9) months of the adoption by the Board of the guidelines or the date of the 2011 annual meeting of stockholders of the Company (the “2011 Annual Meeting”).  No additional equity compensation will be issued to non-executive directors until the compensation study is completed.

(c)           Compensation to be paid (including initial stock option grants) to any new directors that are elected to the Board at the 2010 Annual Meeting will be determined in accordance with the recommendations of the compensation study approved and implemented by the Board.

6.           Actions by the Accipiter Group.

(a)           Promptly following execution of this Agreement by all Parties hereto, Accipiter Life Sciences Fund, LP shall withdraw its letter to the Company dated March 10, 2010, nominating certain individuals for election to the Board at the 2010 Annual Meeting, and the Accipiter Group shall file an amendment to its Schedule 13D disclosing such withdrawal.

(b)           The Accipiter Group shall cause all Common Stock beneficially owned by it and its Affiliates (as such term is defined below) under its control or direction to be:

(i)           present at both the 2010 Annual Meeting and the 2011 Annual Meeting for the purposes of establishing a quorum; and

(ii)           voted for the director nominees recommended by the Board for election at both the 2010 Annual Meeting and the 2011 Annual Meeting, provided that the Company is in compliance with its obligations under this Agreement.

7.           Standstill Restrictions.

(a)           Subject to applicable law, including any filing that may be required under Section 13(d) and/or (g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), except as permitted pursuant to the terms of this Agreement, for the period commencing upon the date of execution of this Agreement and ending the earlier of: (i) the date that is six (6) months after the one-year anniversary date of the 2010 Annual Meeting, and (ii) seven (7) days prior to the date that an ORCH stockholder may first submit a notice of nomination for the election of directors at the 2012 Annual Meeting pursuant to applicable law and the Bylaws (such period, the “Standstill Period”), neither the Accipiter Group nor any of its Affiliates under its control or direction, without the prior written consent of the Board, shall in any manner, directly or indirectly:

(i)           solicit (as such term is used in the proxy rules of the Securities and Exchange Commission (the “SEC”)) proxies or consents to vote any securities of ORCH, or make, or in any way participate in, any “solicitation” of any “proxy” within the meaning of Rule 14a-1 promulgated by the SEC under the Exchange Act to vote any shares of Common Stock with respect to:

(1)           the election of directors of the Company at the 2010 Annual Meeting or the 2011 Annual Meeting in opposition to the Company’s proposed director nominees; or

(2)           any transaction in which the Accipiter Group would be treated differently than other stockholders of the Company or receive a benefit not shared by the other stockholders.

(ii)           submit any nomination of an individual for election to the Board, other than pursuant to this Agreement, or any other proposal for consideration at any annual or special meeting of the stockholders of the Company, including proposals pursuant to Rule 14a-8 promulgated under the Exchange Act;

(iii)           seek to advise, encourage, support or influence any person with respect to the voting or disposition of any securities of the Company on the election of directors  contrary to the recommendation of the Board;

(iv)           otherwise act, alone or in concert with others to control or seek to control the Board, other than through non-public communications with the officers and directors of ORCH;

(v)           form, join or in any way participate in any “group” pursuant to Rule 13d-5 promulgated by the SEC under the Exchange Act with respect to any securities of the Company, other than a “group” that includes all or some lesser number of the persons identified as part of the Accipiter Group, but does not include any other members who are not currently identified as Accipiter Group members as of the date hereof; or

(vi)           enter into any discussions, negotiations, agreements or understandings with any third party with respect to the foregoing, or advise, assist, encourage or seek to persuade any third party to take any action with respect to any of the foregoing, or otherwise take or cause any action inconsistent with any of the foregoing.

(b)           The restrictions set forth in Section 7(a) above shall not apply to actions taken by any Accipiter Nominee while serving as a member of the Board and in his capacity as such.

(c)           Notwithstanding anything contained herein to the contrary, any member of the Accipiter Group, and any Affiliate of any such member, shall be entitled to:

(i)           vote their shares of Common Stock on any other proposals duly brought before the 2010 Annual Meeting or 2011 Annual Meeting as they determine in their sole discretion; and

(ii)          disclose, publicly or otherwise, how it intends to vote or act with respect to any securities of the Company, any stockholder proposal or other matter to be voted on by the stockholders of the Company (other than the election of directors or with respect to any matter described in Section 7(a)(i)(2) above) and the reasons therefor.

(d)           As used in this Agreement, the term “Affiliate” shall have the meaning set forth in Rule 12b-2 promulgated by the SEC under the Exchange Act.

8.           Public Announcement. ORCH and the Accipiter Group shall promptly disclose the existence of this Agreement after its execution pursuant to a joint press release that is mutually acceptable to the Parties (the “Press Release”), including a description of the material terms of this Agreement. Subject to applicable law, none of the Parties shall disclose the existence of this Agreement, the confidential disclosure agreement dated April 14, 2010 or the memorandum of understanding dated July 28, 2010, until the Press Release is issued.  Neither the Company nor the Accipiter Group shall make any public statements with respect to the 2010 Annual Meeting (including statements made in any public filing with the SEC or any other regulatory or governmental agency or with any stock exchange) that are inconsistent with, or otherwise contrary to, the statements in the Press Release.  The Parties agree that, until the expiration of the Standstill Period, each Party shall refrain from any disparagement, defamation, libel, or slander with respect to any other Party or its affiliates or from publicly criticizing such other Party or its affiliates.

9.           Proxy Statement.  The Company agrees to provide the Accipiter Group an opportunity to review and comment on the portions of all proxy materials to be filed by the Company in connection with the 2010 Annual Meeting containing statements relating to the Accipiter Group, the Accipiter Nominees and this Agreement. The Accipiter Group agrees to promptly provide the Company with true and complete information relating to the Accipiter Group required for inclusion in the Company’s proxy materials to be filed by the Company in connection with the 2010 Annual Meeting.  The Accipiter Group further agrees to use commercially reasonable efforts to cause the Accipiter Nominees to promptly provide the Company with true and complete information relating to each nominee, respectively, required for inclusion in the Company’s proxy materials to be filed by the Company in connection with the 2010 Annual Meeting.

10.           Releases.

(a)           The Accipiter Group hereby agrees for the benefit of ORCH, and each controlling person, officer, director, stockholder, agent, affiliate, employee, partner, attorney, heir, assign, executor, administrator, predecessor and successor, past and present, of ORCH (ORCH and each such person being an “ORCH Released Person”) as follows:

(i)           the Accipiter Group, for themselves and for their members, officers, directors, assigns, agents and successors, past and present, hereby agrees and confirms that, effective from and after the date of this Agreement, they hereby acknowledge full and complete satisfaction of, and covenant not to sue, and forever fully release and discharge each ORCH Released Person of, and hold each ORCH Released Person harmless from, any and all rights, claims, warranties, demands, debts, obligations, liabilities, costs, attorneys’ fees, expenses, suits, losses and causes of action of any nature whatsoever, whether known or unknown, suspected or unsuspected (collectively, “Claims”) that the Accipiter Group may have against the ORCH Released Persons, in each case with respect to events occurring prior to the date of the execution of this Agreement; and

(ii)           the Accipiter Group understands and agrees that the Claims released by the Accipiter Group above include not only those Claims presently known but also include all unknown or unanticipated claims, rights, demands, actions, obligations, liabilities, and causes of action of every kind and character that would otherwise come within the scope of the Claims as described above. The Accipiter Group understands that they may hereafter discover facts different from or in addition to what they now believe to be true, which if known, could have materially affected this release of Claims, but they nevertheless waive any claims or rights based on different or additional facts.

(b)           ORCH hereby agrees for the benefit of each member of the Accipiter Group, and each controlling person, officer, director, stockholder, agent, affiliate, employee, partner, attorney, heir, assign, executor, administrator, predecessor and successor, past and present, thereof, as well as each Accipiter Nominee (the Accipiter Group and each such person being a “Stockholder Released Person”) as follows:

(i)           ORCH, for itself and for its affiliates, officers, directors, assigns, agents and successors, past and present, hereby agrees and confirms that, effective from and after the date of this Agreement, it hereby acknowledges full and complete satisfaction of, and covenants not to sue, and forever fully releases and discharges each Stockholder Released Person of, and holds each Stockholder Released Person harmless from, any and all Claims of any nature whatsoever, whether known or unknown, suspected or unsuspected, that ORCH may have against the Stockholder Released Persons, in each case with respect to events occurring prior to the date of the execution of this Agreement; and

(ii)           ORCH understands and agrees that the Claims released by ORCH above include not only those Claims presently known but also include all unknown or unanticipated claims, rights, demands, actions, obligations, liabilities, and causes of action of every kind and character that would otherwise come within the scope of the Claims as described above. ORCH understands that it may hereafter discover facts different from or in addition to what it now believes to be true, which if known, could have materially affected this release of Claims, but it nevertheless waives any claims or rights based on different or additional facts.

(c)           This release of Claims shall not include claims to enforce the terms of this Agreement.

11.           Remedies.  Each of the Parties acknowledges and agrees that a breach or threatened breach by any Party may give rise to irreparable injury inadequately compensable in damages, and accordingly each Party shall be entitled to seek injunctive relief to prevent a breach of the provisions hereof and to enforce specifically the terms and provisions hereof in any court of competent jurisdiction located in the State of New York, County of New York, in addition to any other remedy to which such aggrieved Party may be entitled to at law or in equity.

12.           Notices. Any notice or other communication required or permitted to be given under this Agreement will be sufficient if it is in writing, sent to the applicable address set forth below (or as otherwise specified by a Party by notice to the other Parties in accordance with this Section 12) and delivered personally or sent by recognized overnight courier, postage prepaid, and will be deemed given (a) when so delivered personally, (b) if sent by recognized overnight courier, one day after the date of sending, or (c) if delivered by electronic mail transmission.

If to ORCH:

Orchid Cellmark Inc.
4390 US Route One
Princeton, New Jersey 08540
Attention: William J. Thomas, Vice President and General Counsel
Telephone: (609) 750-2280
Facsimile: (609) 750-6405
Email: wthomas@orchid.com

with a copy (which shall not constitute notice to ORCH) to:

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
One Financial Center
Boston, Massachusetts 02111
Attention: John Cheney, Esq.
Telephone: (617) 348-1742
Facsimile: (617) 542-2241
Email:  JJCheney@mintz.com

If to the Accipiter Group:

Accipiter Capital Management, LLC
666 5th Avenue, 35th Floor
New York, New York 10103
Attention: Gabe Hoffman
Telephone: (212) 705-8700
Facsimile:  (212) 705-8450
Email:  GHoffman@accipitercm.com

with a copy (which shall not constitute notice to the Accipiter Group) to:

Olshan Grundman Frome Rosenzweig & Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
Attention: Kenneth M. Silverman, Esq.
Telephone: (212) 451-2300
Facsimile: (212) 451-2222
Email:  ksilverman@olshanlaw.com

13.           Entire Agreement. This Agreement and the confidential disclosure agreement between the Parties dated April 14, 2010 constitute the entire agreement between the Parties pertaining to the subject matter hereof and supersedes all prior and contemporaneous agreements, understandings, negotiations and discussions of the Parties in connection with the subject matter hereof.

14.           Counterparts; Facsimile. This Agreement may be executed in any number of counterparts and by the Parties in separate counterparts, and signature pages may be delivered by facsimile, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.

15.           Headings. The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.

16.           No Admission.  Nothing contained herein shall constitute an admission by any Party hereto of liability or wrongdoing.

17.           Governing Law; Jurisdiction and Venue. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Delaware without reference to the conflict of laws principles thereof to the extent that the general application of the laws of another jurisdiction would be required thereby.  The Parties agree to submit to the exclusive jurisdiction of any court of competent jurisdiction located in the State of New York, County of New York, to resolve any dispute relating to or arising out of this Agreement and waive any right to move to dismiss or transfer any such action brought in any such court on the basis of any objection to personal jurisdiction or venue.

18.           No Waiver.  Any waiver by either the Accipiter Group or ORCH of a breach of any provision of this Agreement shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Agreement.  The failure of any Party to insist upon strict adherence to any term of this Agreement on one or more occasions shall not be considered a waiver or deprive that Party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement.  Any waiver of any provision of this Agreement must be signed by the Party against whom enforcement of such waiver is sought.

19.           Severability. In the event one or more of the provisions of this Agreement should, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement.  To the extent permitted by applicable law, each Party waives any provision of applicable law that renders any provision hereof prohibited or unenforceable in any respect.  If any provision of this Agreement is held to be unenforceable for any reason, it will be adjusted rather than voided, if possible, in order to achieve the intent of the Parties to the extent possible.

20.           Successors and Assigns. This Agreement shall not be assignable by any of the Parties. This Agreement, however, shall be binding on successors of the Parties.

21.           Amendments. This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by all of the Parties.

22.           Survival of Representations.  All representations and warranties made by the Parties in this Agreement or pursuant hereto shall survive the execution of this Agreement.

23.           Further Action. Each Party agrees to execute such additional reasonable documents, and to do and perform such reasonable acts and things necessary or proper to effectuate or further evidence the terms and provisions of this Agreement.

[Signatures are on the following page.]

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the day and year first above written.

ORCHID CELLMARK INC.

By:	/s/ Thomas A. Bologna
	Name:	Thomas A. Bologna
	Title:	President & Chief Executive Officer

THE ACCIPITER GROUP:
ACCIPITER LIFE SCIENCES FUND, LP

By:	Candens Capital, LLC its general partner

By:	/s/ Gabe Hoffman
Gabe Hoffman, Managing Member

ACCIPITER LIFE SCIENCES FUND (OFFSHORE), LTD.

By:	Accipiter Capital Management, LLC its investment manager

By:	/s/ Gabe Hoffman
Gabe Hoffman, Managing Member

ACCIPITER CAPITAL MANAGEMENT, LLC

By:	/s/ Gabe Hoffman
Gabe Hoffman, Managing Member

CANDENS CAPITAL, LLC

By:	/s/ Gabe Hoffman
Gabe Hoffman, Managing Member

/s/ Gabe Hoffman
GABE HOFFMAN

Schedule A
The Accipiter Group

Accipiter Life Sciences Fund, LP

Accipiter Life Sciences Fund (Offshore), Ltd.

Accipiter Capital Management, LLC

Candens Capital, LLC

Gabe Hoffman